January 3, 2006
Mail Stop 3561

Gurminder Manhas
President
Mobridge Explorations, Inc.
13 Bastedo Crescent, Box 1526
Marathon, ON
Canada  P0T 2E0

Re:	Mobridge Explorations, Inc.
	Registration Statement on Form SB-2
	Filed December 23, 2005
	File No. 333-130673

Dear Mr. Manhas:

	We have completed a preliminary reading of your registration statement. It appears that your document fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form, as described below.
For this reason, we will not further process your registration statement until these material deficiencies are addressed.

      Revise the registration statement to file an audited balance sheet as of June 30, 2005 and audited statements of operations, cash flows and stockholders` equity for the period from July 27, 2004 (inception) to June 30, 2005 as required by Item 310(a) of Regulation
S-B. An audit report meeting the requirements of Article 2 of Regulation S-X must also be filed.

      The consent of the independent accountant must be current and must be signed.

	As long as it remains in its current form, we will not
recommend
acceleration of the effective date of the registration statement. Also note that should the registration statement become effective in its present form, we would be required to consider what
recommendation, if any, we should make to the Commission.   We
suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.



      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Feel free to call Tia Jenkins at (202) 551-3790 with any questions.
We look forward to working with you to address these concerns.

							Sincerely,



							John D. Reynolds
							Assistant Director

Mobridge Explorations, Inc.
January 3, 2006
Page 2


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE